As filed with the Securities and Exchange Commission on August 16, 1996
                                                           Registration No. 333-

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                    FORM S-3

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             -----------------------

                         FIRSTCITY FINANCIAL CORPORATION
             (Exact name of Registrant as specified in its charter)


             DELAWARE
  (State or other jurisdiction                            76-0243729
 of incorporation or organization)          (I.R.S. Employer Identification No.)

        FIRSTCITY FINANCIAL CORPORATION                JAMES T. SARTAIN, PRESIDENT                        Copy to:
              6400 IMPERIAL DRIVE                    FIRSTCITY FINANCIAL CORPORATION               STEVEN D. RUBIN, ESQ.
               WACO, TEXAS 76712                           6400 IMPERIAL DRIVE                   WEIL, GOTSHAL & MANGES LLP
                 (817) 751-1750                             WACO, TEXAS 76712                    700 LOUISIANA, SUITE 1600
                                                             (817) 751-1750                         HOUSTON, TEXAS 77002
       (Address, including zip code, and         (Name, address, including zip code, and               (713) 546-5000
   telephone number, including area code, of    telephone number, including area code, of
   Registrant's principal executive offices)               agent for service)

           APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.

           If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.[_]
           If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.[X]
           If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[_]
           If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, as amended, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[_]
           If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.[_]

                         CALCULATION OF REGISTRATION FEE
====================================================================================================================================
      Title of each class of         Amount to be            Proposed maximum             Proposed maximum           Amount of
   securities to be registered        registered       offering price per share(2)  aggregate offering price(2)   registration fee
- ------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01
per share......................  2,965,240 shares (1)       $25.75                       $76,354,930               $26,330
====================================================================================================================================

(1) Such 2,965,240 shares are comprised of: (a) 2,460,511 outstanding shares that were acquired by certain selling stockholders ("Selling Stockholders") as a result of a merger, (b) 4,629 outstanding shares that were acquired by certain Selling Stockholders pursuant to a plan of reorganization, which Selling Stockholders may be affiliates of the Registrant, (c) 26 outstanding shares that were acquired by certain Selling Stockholders upon their exercise of 26 of the Registrant's Warrants ("Warrants") to purchase the Registrant's Common Stock, par value $.01 per share ("Common Stock"),
     (d) 499,974 shares that are issuable upon exercise of an aggregate of 499,974 outstanding Warrants, and (e) 100 outstanding shares that were acquired by a Selling Stockholder in the open market. Pursuant to Rule 416 under the Securities Act of 1933, as amended (the "Securities Act"), this Registration Statement also relates to an indeterminate number of additional shares of Common Stock that may be issuable upon exercise of such outstanding Warrants to prevent dilution resulting from stock splits, stock dividends and similar transactions.
(2) Estimated solely for the purpose of computing the amount of the registration fee in accordance with Rule 457 under the Securities Act, based on the average of the high and low sales prices for the Registrant's Common Stock on August 9, 1996, as reported on the Nasdaq National Market.

           THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                  SUBJECT TO COMPLETION, DATED AUGUST 16, 1996
                                2,965,240 SHARES
                         FIRSTCITY FINANCIAL CORPORATION
                                  COMMON STOCK
                          -----------------------------

           This prospectus (the "Prospectus") relates to the offer and sale of up to 2,965,240 shares (the "Offered Shares") of Common Stock, par value $.01 per share ("Common Stock"), of FirstCity Financial Corporation, a Delaware corporation (the "Company"), by and for the accounts of the selling stockholders named herein (the "Selling Stockholders"), or their respective permitted transferees or pledgees. The Offered Shares are comprised of the following: (1) 2,460,511 of the Offered Shares (the "Restricted Shares") are outstanding and were acquired by certain Selling Stockholders as a result of the Merger (as defined and described under "The Company -- Formation of the Company"), (2) 4,629 of the Offered Shares (the "Plan Shares") are outstanding and were acquired by certain Selling Stockholders pursuant to the Plan (as defined and described under "The Company -- Formation of the Company"), which Selling Stockholders may be affiliates of the Company, (3) 26 of the Offered Shares (the "Warrant Shares") are outstanding and were acquired by certain Selling Stockholders upon their exercise of 26 of the Company's Warrants to purchase Common Stock (the "Warrants"), (4) 499,974 of the Offered Shares are issuable upon the exercise of an aggregate of 499,974 outstanding Warrants (the "Outstanding Warrants"), and (5) 100 of the Offered Shares are outstanding and were acquired by a Selling Stockholder in the open market. See "The Company -- Formation of the Company" and "The Selling Stockholders."

           All expenses incurred in connection with the registration of the Offered Shares offered hereby will be paid by the Company, with certain exceptions. See "Selling Stockholders -- Registration of the Offered Shares." The Company will not receive any of the proceeds from the sale hereby of the Offered Shares by the Selling Stockholders. To the extent the Outstanding Warrants are exercised, the Company will receive proceeds therefrom. See "Use of Proceeds."

           The Selling Stockholders may offer and sell any or all of the Offered Shares from time to time in one or more transactions on the Nasdaq National Market, in one or more brokerage transactions or in one or more privately negotiated transactions, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices. The Offered Shares may be offered and sold from time to time in any manner permitted by law. To the extent required, a Prospectus Supplement will be distributed, which will set forth the number of Offered Shares being offered pursuant thereto and the terms of such offering. See "Plan of Distribution."

           The Common Stock is quoted on the Nasdaq National Market under the symbol "FCFC." On August 15, 1996, the last reported sale price of the Common Stock on the Nasdaq National Market was $26.75 per share.
                          -----------------------------

           SEE "RISK FACTORS" BEGINNING ON PAGE 3 OF THIS PROSPECTUS FOR CERTAIN INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                          -----------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                          -----------------------------

                 The date of this Prospectus is August __, 1996.

                              AVAILABLE INFORMATION

           The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with the Exchange Act, the Company files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities that the Commission maintains at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at 7 World Trade Center, 13th Floor, New York, New York 10048, and Northwestern Atrium Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661. Copies of these materials may be obtained at prescribed rates from the Public Reference Section of the Commission at the principal offices of the Commission, 450 Fifth Street, N.W., Washington, D.C.
20549.

           The Company has filed with the Commission a registration statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Offered Shares. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain items of which are contained in schedules and exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. Statements made in this Prospectus concerning the contents of any documents referred to herein are not necessarily complete. With respect to each such document filed with the Commission as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description, and each such statement shall be deemed qualified in its entirety by such reference.

           The Common Stock is quoted on the Nasdaq National Market under the symbol "FCFC." Reports, proxy statements and other information concerning the Company may be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

           The following documents filed by the Company with the Commission under the Exchange Act are hereby incorporated by reference into this
Prospectus: (a) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995; (b) the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1996; (c) the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1996; and (d) the description of the Company's Common Stock contained in the Company's Form 8-A Registration Statement filed with the Commission on July 25, 1995 (File No. 0- 26500), as amended by the Company's Form 8-A/A filed with the Commission on August 25, 1995 and the Company's Form 8-A/A No. 2 filed with the Commission on September 6, 1995, including any amendment or report filed for the purpose of updating such description.

           All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Offered Shares offered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of filing of such documents.

           Any statement or information contained herein or in any document all or part of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement or information contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement or information. Any such statement or information so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

           The Company will provide without charge to any person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the foregoing documents incorporated herein by reference (other than certain exhibits to such documents). Requests for such copies should be directed to Gary H. Miller, Senior Vice President and Controller, FirstCity Financial Corporation, 6400 Imperial Drive, Waco, Texas 76712, telephone number
(817) 751-1750.

                                  RISK FACTORS

           Prospective investors should carefully consider, among other things, the following factors in evaluating the Company and its business before purchasing the Offered Shares offered hereby.

GENERAL ECONOMIC CONDITIONS

           The Company is a specialty financial services company that acquires, manages, services and resolves portfolios of performing loans, nonperforming loans, real estate and other financial assets (collectively, "Purchased Asset Pools"). Periods of economic slowdown or recession, rising interest rates or declining demand for real estate may adversely affect certain of the Company's business lines. Although such economic conditions may increase the number of nonperforming assets available for acquisition, such conditions could also adversely affect the disposition of Purchased Asset Pools, lead to a decline in prices or demand for collateral underlying Purchased Asset Pools or increase the cost of capital invested by the Company and the length of time that capital is invested in a particular pool, thereby negatively impacting the final rate of return upon disposition.

UNCERTAIN NATURE OF THE ASSET ACQUISITION AND RESOLUTION BUSINESS

           The asset acquisition and resolution business is relatively new, existing for approximately one decade. During the initial stages of development of the business, there were relatively few competitors and little experience regarding the ultimate proceeds to be realized from management and resolution of distressed asset portfolios. As the business has matured, industry participants have become increasingly knowledgeable about the business and more sophisticated in evaluating and pricing assets. As a result, the competition for asset portfolios has increased, resulting in higher prices and lower resulting gross yields. In addition, the number of asset portfolios available for purchase has declined since 1993 largely as a result of the Resolution Trust Corporation and the Federal Deposit Insurance Corporation, from which the Company acquired most of its distressed assets prior to 1993, winding down or terminating their sales of such assets. With private market sellers, rather than government entities, comprising most of the market for assets to be sold, more negotiated transactions and fewer bid situations are available. The Company cannot predict the future volume of assets available for acquisition.

           Pursuant to state and federal regulations, certain financial institutions, primarily commercial banks, thrifts and insurance companies, are required to allocate more regulatory capital to nonperforming assets. Consequently, it is often preferable from a regulatory capital perspective for such entities to sell such assets at a substantial discount from the stated amounts thereof, rather than retaining such assets. In the aggregate, such entities are among the most important sellers of assets. If such regulations were changed in the future, to decrease the regulatory capital required to be allocated to nonperforming assets, such entities would have less incentive to dispose of such assets. To the extent such entities retain nonperforming assets rather than selling them there would be a decreased supply of such assets available for purchase by the Company and its competitors. Any significant decrease in the supply of nonperforming assets available for purchase likely would result in significant decreases in revenues in the distressed asset acquisition industry. There can be no assurance that any such regulatory changes will not be adopted.

EXPANSION OF SCOPE OF BUSINESS LINES

           The Company has recently decided to explore and pursue investments in specialty finance arenas outside its existing core business lines. In pursuing this strategy, the Company recently acquired an automobile finance business. Such expansion of the scope of the Company's business lines will require the investment of additional capital, the continuous involvement of senior management and the development of appropriate finance and diligence criteria to achieve a successful outcome. There is no assurance that the Company will succeed in developing, acquiring or managing these expanded business lines.

AVAILABILITY OF FEDERAL INCOME TAX BENEFITS

           The Company believes that the Merger (as defined and described under "The Company -- Formation of the Company") constituted a tax-free reorganization under the Internal Revenue Code of 1986, as amended (the "Tax Code"), and that the Spin-off (as defined and described under "Certain Federal Income Tax Consequences of the Merger -- Certain Tax Attributes of the Company After Consummation of the Plan -- The Spin-off") constituted a tax free spin-off under section 355 of the Tax Code. However, with respect to the Spin-off, no private letter ruling from the Internal Revenue Service (the "IRS") or opinion of counsel to such effect was sought or obtained, and there can be no assurance that the Company's position will be sustained. If the Company's position with respect to the Spin-off is not sustained, the Company would incur certain tax liabilities. See "Certain Federal Income Tax Consequences of the Merger."

           Although the Company believes it has available net operating loss carryforwards ("NOLs") in the amount of approximately $610 million to offset future taxable income of the Company, there is no authority governing many of the tax aspects of the Merger because some determinations primarily may be questions of fact. Additionally, no private letter ruling from the IRS or opinion of counsel regarding the availability of such NOLs to the Company was sought or obtained; therefore, there can be no assurances that the availability of such NOLs will not be successfully challenged by the IRS. The utilization of the Company's NOLs may be limited or prohibited under the Tax Code in the event of certain ownership changes. The Company's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") contains certain provisions restricting the transfer of certain of the Company's securities so as to avoid such ownership changes. See "Certain Federal Income Tax Consequences of the Merger."

FINANCIAL LEVERAGE AND NEED FOR ADDITIONAL FINANCING

           The Company's ability to execute its business strategy depends to a significant degree on the ability of the Company and its affiliated entities, including affiliated limited partnerships in which the Company owns equity interests (the "Acquisition Partnerships"), to obtain additional indebtedness and equity capital. Factors which could adversely affect access to the capital markets, or the costs of such capital, include changes in interest rates, general economic conditions and the perception in the capital markets of the business, results of operations, leverage, financial condition and business prospects of the Company and such entities. Furthermore, there can be no assurance that the Company's relationship with Cargill Financial Services, Inc., described under "-- Relationship with Cargill," or its funding relationships with commercial banks, investment banks and financial services companies which have previously provided financing for the Company and such entities, will continue.

           Most of the indebtedness incurred by the Company and its affiliated entities bears interest at floating rates, which change when certain short term benchmarks increase. If these benchmark rates increase beyond what the Company had originally projected, the profitability of the Company and such entities will be adversely affected. Additionally, if interest rates rise significantly, the Company or such entities may be unable to meet such obligations. Even if the Company and such entities are able to service their asset acquisition debt, significant increases in interest rates will depress margins upon the resolution of such asset portfolios, thereby decreasing the Company's overall earnings, which may prevent the Company from meeting other debt obligations it has incurred or may incur in the future. Although the Company and its affiliated entities may be able to negotiate caps on interest rates or otherwise hedge against such risk, there can be no assurance that they will be able to do so, or that they will be able to so hedge against such risk at a reasonable cost.

           The Cargill Credit Facility (as defined under "-- Relationship with Cargill") and other debt obligations and agreements of the Company contain financial and operating covenants that limit the discretion of the Company's management with respect to certain business matters. These covenants place significant restrictions on, among other things, the ability of the Company to incur additional indebtedness, to create liens or other encumbrances, to make certain payments and investments, and to sell or otherwise dispose of assets (other than in the ordinary course of its business) and merge or consolidate with other entities.

RELATIONSHIP WITH CARGILL

           Cargill Financial Services Corporation ("Cargill") is a diversified financial services company and a wholly-owned subsidiary of Cargill, Incorporated, regarded as one of the world's largest privately-held corporations. Cargill or an affiliate thereof provides equity and senior and subordinated debt financing for a significant majority of the Acquisition Partnerships, and a $25 million revolving credit facility to the Company (the "Cargill Credit Facility"). The Cargill Credit Facility matures on December 29, 1996 and is secured by substantially all of the unencumbered assets of the Company. The Company and Cargill currently are negotiating an increase in the amount available under such facility from $25 million to $35 million, although there can be no assurances that such an increase will be consummated. In addition to the Cargill Credit Facility, the Company and Cargill are parties to certain other agreements. See note (5) under "Selling Stockholders." Cargill owns approximately 4.9% of the Common Stock, and a Cargill designee, David W. MacLennan, serves as a director of the Company. The Company believes its relationship with Cargill significantly enhances the Company's competitiveness as a purchaser of Purchased Asset Pools, and assists as the Company seeks to expand the scope of its business lines. Although management believes that the Company's relationship with Cargill is excellent, there can be no assurance that such relationship will continue in the future. If such relationship were to terminate, the Company and the Acquisition Partnerships would be required to find alternative sources for the financing Cargill has provided to them in order to continue the conduct of their business. There can be no assurance that such alternative financing would be available. Any termination of such relationship could also adversely affect the competitiveness of the Company in connection with its acquisition activities and its efforts to expand the scope of its business lines.

COMPETITION

           There currently is substantial competition for asset pool acquisitions, and such competition could increase in the future. In its asset acquisition business, the Company competes with investment banks, investment partnerships created for the primary purpose of acquiring distressed assets, private financial services companies generally similar to the Company, pension plans and a variety of other competitors, including local and regional competitors. Some of these competitors have greater financial resources and lower required financial rates of return on their investments than the Company. As a result, certain of the Company's competitors may be better able than the Company to acquire new asset pools, to pursue new business opportunities and to survive periods of industry consolidation. The Company believes these competitive factors also exist with respect to the business lines into which the Company has decided to expand. See "-- Expansion of Scope of Business Lines."

RELIANCE ON KEY PERSONNEL

           The Company is dependent on the efforts of certain members of senior management, particularly James R. Hawkins (Chairman of the Board and Chief Executive Officer), James T. Sartain (President and Chief Operating Officer), Rick R. Hagelstein (Executive Vice President and Chief Credit Officer) and Matt
A. Landry, Jr. (Executive Vice President and Chief Financial Officer). If one or more of such individuals becomes unable or unwilling to continue in his present role, the Company's business, operations or prospects could be adversely impacted. None of such individuals has entered into an employment agreement. There can be no assurance that any of the foregoing individuals will continue to serve in his current capacity or for what time period such service might continue.

INFLUENCE OF CERTAIN STOCKHOLDERS

           As of the date hereof, the directors and executive officers of the Company collectively beneficially own 42% of the outstanding Common Stock. Although there are no agreements or arrangements with respect to voting such Common Stock among such persons except as described below, such persons, if acting together may effectively be able to control any vote of stockholders of the Company and thereby exert considerable influence over the affairs of the Company. As of the date hereof, (1) James R. Hawkins, the Company's Chairman of the Board and Chief Executive Officer, beneficially owns 19.7% of the outstanding Common Stock and (2) each of James T. Sartain, the Company's President and Chief Operating Officer, and

ATARA I, Ltd. ("ATARA"), an entity affiliated with Rick R. Hagelstein, the Company's Executive Vice President and Chief Credit Officer, beneficially owns 7.6% of the outstanding Common Stock. In addition, as of the date hereof, Cargill beneficially owns approximately 4.9% of the outstanding Common Stock. Mr. Hawkins, Mr. Sartain, ATARA and Cargill are parties to a shareholder voting agreement pursuant to which Mr. Hawkins, Mr. Sartain and ATARA are required to vote their shares of Common Stock in favor of Cargill's designee for director of the Company, and Cargill is required to vote its shares of Common Stock in favor of one or more of the designees of Messrs. Hawkins and Sartain and ATARA. As a result of the foregoing, Mr. Hawkins, Mr. Sartain, Mr. Hagelstein and Cargill are presently able to exert considerable influence over the affairs of the Company.

SHARES ELIGIBLE FOR FUTURE SALE

           Upon the completion of the offering and sale of the Offered Shares offered hereby, assuming all such Offered Shares are sold (including Offered Shares issuable upon exercise of the Outstanding Warrants), the Company will have outstanding 5,422,122 shares of Common Stock. Sales of substantial amounts of these shares, or the perception that such sales might occur, could adversely affect prevailing market prices for the Common Stock. The Offered Shares offered and sold hereby may be resold without restriction under the Securities Act, except for any such shares acquired by an "affiliate" (as defined under the Securities Act) of the Company, which will be subject to the resale limitations of Rule 144 promulgated under the Securities Act. The 2,460,911 shares of Common Stock issued to former security holders of FCBOT (as defined under "The Company
- -- Formation of the Company") pursuant to the Plan (as defined and described under "The Company -- Formation of the Company") are generally eligible for resale without restriction, except for such shares held by affiliates of the Company. See "Selling Stockholders."

ANTI-TAKEOVER CONSIDERATIONS

           The Company's Certificate of Incorporation and Bylaws contain a number of provisions relating to corporate governance and to the rights of stockholders. Certain of these provisions may be deemed to have a potential "anti-takeover" effect to the extent they are utilized to delay, defer or prevent a change of control of the Company by deterring unsolicited tender offers or other unilateral takeover proposals and compelling negotiations with the Company's Board of Directors rather than non-negotiated takeover attempts even if such events would be favorable to the interests of the stockholders. These provisions include provisions (1) as described under "Certain Federal Income Tax Consequences of the Merger -- Impact of the Offering and Sale of the Offered Shares," restricting the transfer of certain of the Company's securities so as to avoid certain ownership changes that may adversely affect the utilization of the Company's NOLs, (2) giving the Company's Board of Directors authority to determine the size of the Board of Directors, subject to certain minimums and maximums, (3) giving the Company's Board of Directors authority to fill vacancies on the Board of Directors, (4) permitting special meetings of stockholders to be called only by the Company's Board of Directors, the Chairman of the Board, the President or holders of at least ten percent of all the shares of Common Stock entitled to vote at such meetings and (5) giving the Company's Board of Directors authority to issue series of preferred stock with such voting rights and other powers as the Board of Directors may determine.

PERIOD TO PERIOD VARIANCES

           The Company's revenue recognition methodology for nonperforming asset pools is based upon actual collections on assets, which collections have historically varied and likely will continue to vary significantly from period to period. Consequently, the Company's period to period revenue has historically varied and likely will continue to vary correspondingly. Such variances, alone or with other factors, such as conditions in the economy or the financial services industries or other developments affecting the Company, may result in significant fluctuations in the Company's earnings reported from period to period and, therefore, significant fluctuations in the trading prices of the Company's securities, particularly the Common Stock.

                                   THE COMPANY

GENERAL

           The Company is a specialty financial services company that acquires, manages, services and resolves Purchased Asset Pools. The Company acquires Purchased Asset Pools, both separately and through its equity interests in the Acquisition Partnerships, by means of privately negotiated transactions and competitive bidding. Such Purchased Asset Pools are acquired primarily from financial institutions and other traditional lenders at substantial discounts from their legal balances, and are principally comprised of commercial and consumer assets that may be performing or nonperforming. The Company manages, services and resolves all of the Purchased Asset Pools acquired by the Company or the Acquisition Partnerships, as well as the assets owned by the Liquidating Trust (as defined under "--Formation of the Company") and certain other affiliated entities. The Company does not manage, service or resolve assets for non-affiliated third parties. In the ordinary course of business, the Company sells assets to various entities, including commercial banks, investment banks, finance companies and other investment partnerships.

           The Company's principal executive offices are located at 6400 Imperial Drive, Waco, Texas 76712, telephone number (817) 751-1750.

FORMATION OF THE COMPANY

           The Company was formed on July 3, 1995 (the "Effective Date") by the merger (the "Merger") of J-Hawk Corporation ("J-Hawk"), which was engaged in the asset acquisition, management, servicing and resolution business, with and into First City Bancorporation of Texas, Inc. ("FCBOT"), a bank holding company which had been engaged in a proceeding under Chapter 11 of the Bankruptcy Reform Act of 1978, as amended, since November 1992, following the closure of its banks by regulatory agencies. As a result of the Merger and pursuant to FCBOT's plan of reorganization (the "Plan"), (1) the former holders of common stock of J-Hawk received, in the aggregate, approximately 49.9 percent of the Company's outstanding Common Stock in exchange for their shares of J-Hawk common stock (such Common Stock of the Company was not registered under the Securities Act in reliance on an exemption from such registration) and (2) approximately 50.1 percent of the Company's outstanding Common Stock was distributed among former security holders of FCBOT (including certain holders of common stock of J-Hawk who owned common stock of FCBOT). Additionally pursuant to the Plan, the Company issued, to certain of the former security holders of FCBOT, (1) $106.7 million in aggregate principal amount of 9% Senior Subordinated Notes due 1997 (the "Senior Subordinated Notes"), all of which Senior Subordinated Notes have been previously redeemed by the Company, (2) 2,460,911 shares of Special Preferred Stock (the "Special Preferred Stock") and (3) 500,000 Warrants, and all of the debt and equity securities of FCBOT outstanding immediately prior to the consummation of the Merger were cancelled. The Warrants were issued pursuant to a Warrant Agreement dated the Effective Date (the "Warrant Agreement") between the Company and American Stock Transfer & Trust Company, a New York corporation, as Warrant Agent. Each Warrant entitles the holder thereof, until July 3, 1999, to purchase one share of Common Stock at an exercise price of $25.00 per share, subject to adjustment in certain circumstances as set forth in the Warrant Agreement. Since the issuance of the Warrants to the date of this Prospectus, 26 of the Warrants have been exercised.

           Under the Plan, substantially all of the assets of FCBOT (including the capital stock of its subsidiaries), other than $20 million in cash, were transferred in trust to the First City Liquidating Trust (the "Liquidating Trust"), or subsidiaries thereof, to be liquidated pursuant to the Plan and the trust agreement establishing the Liquidating Trust (the "Liquidating Trust Agreement"). The Company received the Liquidating Trust Class A Certificate representing the Company's interest in the Liquidating Trust, and retained the $20 million in cash remaining in FCBOT. The assets of the Liquidating Trust will be liquidated over the life of the Liquidating Trust pursuant to the Liquidating Trust Agreement, under the terms of which the Liquidating Trust is required to pay to the Company, as the sole holder of the Liquidating Trust Class A Certificate, amounts sufficient to pay certain expenses, certain pre-Merger claims against FCBOT, the Company's obligations under the Senior Subordinated Notes and, once all such obligations under the Senior Subordinated Notes have been satisfied (which obligations have been so satisfied through the Company's previous redemption of all of the Senior Subordinated Notes), the Special Preferred Stock. Any amounts in excess of such sums will be paid to certain of the former security holders of FCBOT pursuant to the Liquidating Trust Agreement and the Liquidating Trust's Class B and Class C Certificates issued to such holders. The Company is required to make payments in respect of the Special Preferred Stock only to the extent it receives distributions for such purpose from the Liquidating Trust. The management of the assets of the Liquidating Trust is serviced by the Company pursuant to an Investment Management Agreement, under the terms of which the Company is entitled to receive prescribed base servicing and incentive fees.


                                 USE OF PROCEEDS

           The Company will not receive any of the proceeds from the sale hereby of the Offered Shares by the Selling Stockholders. If all of the Outstanding Warrants are exercised, the Company will receive estimated gross proceeds therefrom of approximately $12.5 million, based upon an exercise price of $25.00 per share of Common Stock. The Company intends to use any proceeds received from the exercise of the Outstanding Warrants for general corporate purposes. There can be no assurance that any of the Outstanding Warrants will be exercised.

                              SELLING STOCKHOLDERS

           The impact on the offering and sale of the Offered Shares offered hereby of those provisions of the Company's Certificate of Incorporation restricting the transfer of certain of the Company's securities so as to avoid certain ownership changes that may adversely affect the utilization of the Company's NOLs is set forth under "Certain Federal Income Tax Consequences of the Merger -- Impact of the Offering and Sale of the Offered Shares."

SOURCES AND OWNERSHIP

           The sources of the Offered Shares acquired or to be acquired by the Selling Stockholders are (1) the Restricted Shares issued by the Company to the former holders of common stock of J-Hawk as a result of the Merger and pursuant to the Plan (as described under "The Company -- Formation of the Company"), (2) the Plan Shares issued by the Company to certain former security holders of FCBOT pursuant to the Plan (as described under "The Company -- Formation of the Company"), which holders may be affiliates of the Company, (3) the Warrant Shares issued by the Company upon the exercise of certain of the Warrants and the Common Stock issuable upon the exercise of the Outstanding Warrants (as described on the outside front cover page of this Prospectus and under "The Company --Formation of the Company"), and (4) the 100 shares acquired by a Selling Stockholder in the open market. Certain of the Selling Stockholders acquired or may acquire their Offered Shares from only one of such sources, while certain other Selling Stockholders acquired or may acquire their Offered Shares from more than one of such sources.

           The following table sets forth, as of the date hereof, (1) the name of each Selling Stockholder, and the office, position or other material relationship, if any, that each such Selling Stockholder has had within the past three years with the Company or its predecessors or affiliates, (2) the number of shares of Common Stock beneficially owned thereby prior to the offering of the Offered Shares offered hereby (and the source thereof), (3) the number of such shares that may be offered hereby (regardless of whether there is present intent by such Selling Stockholder to so offer such shares) and (4) the number of shares of Common Stock beneficially owned thereby after the completion of the offering and sale of the Offered Shares offered hereby (assuming that all Offered Shares are sold). Such number of shares of Common Stock beneficially owned by each Selling Stockholder prior to the offering of the Offered Shares offered hereby is based on information furnished to the Company by such Selling Stockholder and/or set forth in the Company's securities ledgers.

                                                                                                         Number of Shares of
                                                                                                             Common Stock
                                                                               Number of Shares of        Beneficially Owned
                                                  Number of Shares of           Common Stock That        After the Completion
                                                     Common Stock                May Be Offered          of the Offering and
                                                  Beneficially Owned           Hereby (regardless        Sale of the Offered
      Name of Selling Stockholder and          Prior to the Offering of        of whether there is      Shares Offered Hereby
             Position, if any,                    the Offered Shares          present intent to so      (assuming all Offered
               with Company(1)                      Offered Hereby             offer such shares)          Shares are sold)
- --------------------------------------------   ------------------------       --------------------     -----------------------
James R. Hawkins,
     Chairman of the Board and Chief
     Executive Officer (2)..................        970,000 (7)                      970,000                      0

James T. Sartain,
     President and Chief Operating
     Officer (3)............................        372,400 (8)                      372,400                      0

ATARA I, LTD. (4)...........................        372,400 (9)                      372,400                      0

Cargill Financial Services
 Corporation  (5)...........................        241,137 (10)                     241,137                      0

Lori Hawkins Trust
     Rondy T. Gray, Trustee.................        107,618 (10)                     107,618                      0

Lisa Hawkins Trust
     Rondy T. Gray, Trustee.................         98,213 (10)                      98,213                      0

J-Hawk, Ltd.................................         57,445 (10)                      57,445                      0

Enovest Associates, Ltd. (6)................         53,065 (10)                      53,065                      0

Steve Fillip,
     Senior Vice President..................         50,059 (11)                      50,059                      0

Jerry P. Cowan..............................         36,454 (10)                      36,454                      0

James C. Holmes,
     Senior Vice President..................         15,335 (10)                      15,335                      0

Terry R. DeWitt,
     Senior Vice President..................         14,882 (10)                      14,882                      0

Rondy T. Gray...............................         13,380 (10)                      13,380                      0

Gary H. Miller,
     Senior Vice President
     and Controller.........................         10,148 (10)                      10,148                      0

Marilyn Moore...............................          6,157 (10)                       6,157                      0

Dan R. Owen,
     Senior Vice President..................          3,174 (12)                       3,170                      4

Tom Landry,
     Vice President.........................          3,070 (10)                       3,070                      0

Smith Barney, as IRA Custodian F.B.O
     Kathy S. McNair, Senior Vice
     President..............................          3,070 (10)                       3,070                      0

Jon B. Nelson,
     Vice President.........................          3,070 (10)                       3,070                      0

John Parish,
     Vice President.........................          3,070 (10)                       3,070                      0



                                       12

                                                                                                         Number of Shares of
                                                                                                             Common Stock
                                                                               Number of Shares of        Beneficially Owned
                                                  Number of Shares of           Common Stock That        After the Completion
                                                     Common Stock                May Be Offered          of the Offering and
                                                  Beneficially Owned           Hereby (regardless        Sale of the Offered
      Name of Selling Stockholder and          Prior to the Offering of        of whether there is      Shares Offered Hereby
             Position, if any,                    the Offered Shares          present intent to so      (assuming all Offered
               with Company(1)                      Offered Hereby             offer such shares)          Shares are sold)
- --------------------------------------------   ------------------------       --------------------     -----------------------
Mark Harren,
     Vice President.........................          3,070 (10)                       3,070                      0

Margie Ray,
     Corporate Secretary  ..................          1,963 (13)                       1,939                     24

Ruby Lechler................................          1,939 (10)                       1,939                      0

Larry Turner................................          1,939 (10)                       1,939                      0

Melanie Clark, Custodian for
     Bryan Carter...........................          1,939 (10)                       1,939                      0

Melanie Clark, Custodian for
     Megan Carter...........................          1,939 (10)                       1,939                      0

Lisa Green, Custodian for
     Austin J. Green........................          1,939 (10)                       1,939                      0

Lori Martin, Custodian for
     Elliott Martin.........................          1,939 (10)                       1,939                      0

Lori Martin, Custodian for
     Christopher Martin.....................          1,939 (10)                       1,939                      0

Lori Martin, Custodian for
     Elizabeth Martin.......................          1,939 (10)                       1,939                      0

Phillip Green...............................          1,939 (10)                       1,939                      0

Sherry Hawkins..............................          1,939 (10)                       1,939                      0

David Hawkins...............................          1,939 (10)                       1,939                      0

Melanie Clark...............................          1,939 (10)                       1,939                      0

Rick Clark..................................          1,939 (10)                       1,939                      0

JoAnn Cummings..............................          1,939 (10)                       1,939                      0

Christie H. Wiley,
     Vice President.........................            517 (10)                         517                      0

James B. and Bernice Donohue................             51 (14)                          13                     38

Michael J. McGowan..........................             51 (14)                          13                     38

Holders of Outstanding Warrants.............        498,399 (15)                     498,399                      0
                                              -------------                    -------------                   ----

     Totals.................................      2,965,344                        2,965,240                    104
                                              =============                    =============                   ====

- --------------------------------
(1) Certain directors and executive officers of the Company who are Selling Stockholders may also serve as directors and/or executive officers of the corporate general partners of the Acquisition Partnerships, but such directors and executive officers receive no additional compensation from or on behalf of such general partners for serving in such capacity. In connection with the consummation of the Plan, J-Hawk formed Combined Financial and consummated the Spin-off (as defined and described under "Certain Federal Income Tax Consequences of the Merger"). As a result of the Spin-off, certain directors and executive officers of J-


                                       13

       Hawk, who are also directors and executive officers of the Company and Selling Stockholders, became directors and/or executive officers of Combined Financial, as well as stockholders of Combined Financial. The Company has entered into a servicing agreement with Combined Financial under which the Company provides asset servicing to Combined Financial for a fee based on a percentage of assets serviced. The fee paid by Combined Financial to the Company in 1995 was approximately $94,000.
(2) Mr. Hawkins has been Chairman of the Board and Chief Executive Officer of the Company since the Effective Date, and was Chairman of the Board and Chief Executive Officer of J-Hawk from 1976 until the Merger. Pursuant to a noncancellable operating lease, the Company leases the office space for its principal executive offices in Waco, Texas from a trust created for the benefit of the children of Mr. Hawkins. Such lease expires in December of 2001 and contains an option in favor of the Company pursuant to which the Company may renew such lease for two additional five-year periods, with escalating lease payments. Rental expenses under such lease for calendar year 1995 were $90,000. As of December 31, 1995, the future minimum lease payments for each of the next five years under such lease were $90,000 per year. The Company believes that the terms of such lease are generally as favorable to the Company as the terms it would receive from an independent third party. In connection with the Spin-off (as defined and described under "Certain Federal Income Tax Consequences of the Merger"), J-Hawk sold approximately $12 million (allocated cost) of loans to a limited partnership owned by Messrs. Hawkins, Sartain and Hagelstein. The Company recognized approximately $3 million in gain from such sale. The Company has entered into a servicing agreement with such partnership under which the Company provides asset servicing to such partnership for a fee based on a percentage of assets serviced. The fee paid by such partnership to the Company in 1995 was approximately $193,000.
(3) Mr. Sartain has been President and Chief Operating Officer and a director of the Company since the Effective Date, and was President and Chief Operating Officer and a director of J-Hawk from 1988 until the Merger. In connection with the Spin-off (as defined and described under "Certain Federal Income Tax Consequences of the Merger"), J-Hawk sold approximately $12 million (allocated cost) of loans to a limited partnership owned by Messrs. Hawkins, Sartain and Hagelstein. The Company recognized approximately $3 million in gain from such sale. The Company has entered into a servicing agreement with such partnership under which the Company provides asset servicing to such partnership for a fee based on a percentage of assets serviced. The fee paid by such partnership to the Company in 1995 was approximately $193,000.
(4) ATARA I, LTD. is a Texas limited partnership ("ATARA"). The sole general partner of ATARA is ATARA Corp., a Texas corporation ("ATARA Corp."). Both ATARA and ATARA Corp. are principally engaged in the investment in the Company's Common Stock. Rick R. Hagelstein, an Executive Vice President, the Chief Credit Officer and a director of the Company, is the Chairman of the Board and President of ATARA Corp. Mr. Hagelstein has been Executive Vice President and Chief Credit Officer and a director of the Company since the Effective Date, and was Executive Vice President and Chief Credit Officer and a director of J-Hawk from 1990 until the Merger. Mr. Hagelstein has also been a member of the Portfolio Committee of the Liquidating Trust since the Effective Date, which committee administers the Liquidating Trust. In connection with the Spin-off (as defined and described under "Certain Federal Income Tax Consequences of the Merger"), J-Hawk sold approximately $12 million (allocated cost) of loans to a limited partnership owned by Messrs. Hawkins, Sartain and Hagelstein. The Company recognized approximately $3 million in gain from such sale. The Company has entered into a servicing agreement with such partnership under which the Company provides asset servicing to such partnership for a fee based on a percentage of assets serviced. The fee paid by such partnership to the Company in 1995 was approximately $193,000.
(5) The Company has entered into certain agreements with Cargill under which Cargill provides the Company a fixed monthly payment to defray overhead expenses and to reimburse one-half of all approved due diligence expenses incurred by the Company in connection with evaluating prospective acquisitions of Purchased Asset Pools. Under such agreements, Cargill has the right to participate as an equity investor in such acquisitions. Cargill also provides the Company with the Cargill Credit Facility. David
       W. MacLennan, a director of the Company, is an officer of certain affiliates of Cargill. See "Risk Factors -- Relationship with Cargill."
(6) Enovest Associates, Ltd. is a Texas limited partnership ("Associates"). The sole general partner of Associates is Enovest Investments, Inc., a Texas corporation ("Investments"). Associates is principally engaged in the business of investments, including its investment in the Company's Common Stock. Matt A.


                                       14


       Landry, Jr., an Executive Vice President, the Chief Financial Officer and a director of the Company, is a Vice President of Investments and a limited partner of Associates. Mr. Landry has been Executive Vice President and Chief Financial Officer and a director of the Company since the Effective Date, and was Executive Vice President and Chief Financial Officer of J-Hawk from 1992 until the Merger.
(7) 968,007 of such shares are part of the Restricted Shares issued by the Company to the former holders of common stock of J-Hawk as a result of the Merger and pursuant to the Plan. 1,487 of such shares are part of the Plan Shares issued by the Company to certain former security holders of FCBOT pursuant to the Plan, which holders may be affiliates of the Company. 506 of such shares may be acquired through the exercise of Outstanding Warrants. Mr. Hawkins acquired such 1,487 shares of Common Stock and Warrants to purchase 506 shares of Common Stock pursuant to the exchange under the Plan of shares of common stock of FCBOT owned by him. See "The Company -- Formation of the Company."
(8) 370,407 of such shares are part of the Restricted Shares issued by the Company to the former holders of common stock of J-Hawk as a result of the Merger and pursuant to the Plan. 1,487 of such shares are part of the Plan Shares issued by the Company to certain former security holders of FCBOT pursuant to the Plan, which holders may be affiliates of the Company. 506 of such shares may be acquired through the exercise of Outstanding Warrants. Mr. Sartain acquired such 1,487 shares of Common Stock and Warrants to purchase 506 shares of Common Stock pursuant to the exchange under the Plan of shares of common stock of FCBOT owned by him. See "The Company -- Formation of the Company."
(9) 370,407 of such shares are part of the Restricted Shares issued by the Company to the former holders of common stock of J-Hawk as a result of the Merger and pursuant to the Plan. 1,487 of such shares are part of the Plan Shares issued by the Company to certain former security holders of FCBOT pursuant to the Plan, which holders may be affiliates of the Company. 506 of such shares may be acquired through the exercise of Outstanding Warrants. ATARA acquired such 1,487 shares of Common Stock and Warrants to purchase 506 shares of Common Stock pursuant to the exchange under the Plan of shares of common stock of FCBOT owned by ATARA. See "The Company -- Formation of the Company." Mr. Hagelstein may be deemed to beneficially own all such 372,400 shares by virtue of being the Chairman of the Board and President of ATARA Corp., and by reason of the fact that his wife is the only other officer or director of ATARA Corp. and owns 33.33% of the outstanding shares of common stock of ATARA Corp. See note (4) to this table.
(10) All of such shares are part of the Restricted Shares issued by the Company to the former holders of common stock of J-Hawk as a result of the Merger and pursuant to the Plan. See "The Company -- Formation of the Company."
(11) 49,834 of such shares are part of the Restricted Shares issued by the Company to the former holders of common stock of J-Hawk as a result of the Merger and pursuant to the Plan. 168 of such shares are part of the Plan Shares issued by the Company to certain former security holders of FCBOT pursuant to the Plan, which holders may be affiliates of the Company. 57 of such shares may be acquired through the exercise of Outstanding Warrants. Mr. Fillip acquired 168 shares of Common Stock and Warrants to purchase 57 shares of Common Stock pursuant to the exchange under the Plan of shares of common stock of FCBOT owned by him. See "The Company -- Formation of the Company."
(12) 3,070 of such shares are part of the Restricted Shares issued by the Company to the former holders of common stock of J-Hawk as a result of the Merger and pursuant to the Plan. 100 of such shares were acquired by such Selling Stockholder in the open market. 4 of such shares were acquired by such Selling Stockholder under the FirstCity Financial Corporation 1995 Employee Stock Purchase Plan (which 4 shares are not being registered pursuant to the Registration Statement).
(13) 1,939 of such shares are part of the Restricted Shares issued by the Company to the former holders of common stock of J-Hawk as a result of the Merger and pursuant to the Plan. 24 of such shares were acquired by such Selling Stockholder under the FirstCity Financial Corporation 1995 Employee Stock Purchase Plan (which 24 shares are not being registered pursuant to the Registration Statement).
(14) 13 of such shares were acquired upon exercise of Warrants held by such Selling Stockholder (such 13 shares are the only shares of Common Stock of such Selling Stockholder being registered pursuant to the Registration Statement). 38 of such shares were acquired by such Selling Stockholder under the FirstCity Financial Corporation 1995 Employee Stock Purchase Plan.
(15) Excludes an aggregate of 1,575 Outstanding Warrants held by Messrs. Hawkins, Sartain and Fillip, and ATARA. See notes (7), (8), (9) and (11) to this table.

REGISTRATION OF THE OFFERED SHARES

           The Company is under no obligation to register any of the Offered Shares under the Securities Act, but has elected to do so to enable the Selling Stockholders to offer and sell such Offered Shares pursuant to registration thereunder. The Company may at any time and from time to time in its sole discretion (1) withdraw or terminate the Registration Statement of which this Prospectus is a part or (2) suspend, permanently or temporarily, or otherwise prohibit any offering or sale of the Offered

Shares pursuant to this Prospectus. In connection with the registration of the Offered Shares under the Securities Act, and the offering and sale thereof hereby, each Selling Stockholder will be deemed to have agreed with and represented to the Company that (1) the number of shares of Common Stock represented to be beneficially owned by such Selling Stockholder is correct, (2) from and after such Selling Stockholder's receipt of notice from the Company that the Company is withdrawing or terminating the Registration Statement, such Selling Stockholder may not and will not use this Prospectus to offer or sell any of such Selling Stockholder's then unsold Offered Shares and will forthwith discontinue disposition of its Offered Shares pursuant to the Registration Statement, (3) from and after such Selling Stockholder's receipt of notice from the Company that the Company is suspending or prohibiting the offering or sale of the Offered Shares pursuant to this Prospectus, such Selling Stockholder may not and will not use this Prospectus to offer or sell any of such Selling Stockholder's then unsold Offered Shares and will forthwith discontinue disposition of its Offered Shares pursuant to the Registration Statement until such time, if any, as the Company notifies such Selling Stockholder that such offers and sales may be recommenced, and (4) any purchase or sale of the Offered Shares by or for the account of such Selling Stockholder will be effected in compliance with all applicable federal and state securities laws, including the Securities Act and the applicable rules and regulations promulgated thereunder.

           All expenses incurred in connection with the registration of the Offered Shares, including all registration and filing fees (including any expenses incident to filing with the National Association of Securities Dealers, Inc.), printing expenses, fees and disbursements of counsel for the Company, and expenses of complying with securities or blue sky laws, will be paid by the Company, except that the Company will not be liable for any fees, discounts, commissions or other compensation to any underwriter, broker, dealer or agent, or any fees, expenses or disbursements of any counsel, accountants or other persons, retained or employed by or on behalf of any Selling Stockholder, or any other out-of-pocket expenses of any Selling Stockholder.

                              PLAN OF DISTRIBUTION

           Any or all of the Offered Shares offered hereby may be offered and sold from time to time by and for the accounts of the Selling Stockholders or their respective permitted transferees or pledgees. The Company will not receive any of the proceeds from the sale hereby of the Offered Shares by the Selling Stockholders. To the extent the Outstanding Warrants are exercised, the Company will receive proceeds therefrom. See "Use of Proceeds."

           The Selling Stockholders may offer and sell any or all of the Offered Shares from time to time in one or more transactions on the Nasdaq National Market, in one or more brokerage transactions or in one or more privately negotiated transactions, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices. The Offered Shares may be offered and sold from time to time in any manner permitted by law, including directly to one or more purchasers and to or through underwriters, brokers, dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders or the purchasers of Offered Shares for whom such underwriters, brokers, dealers and agents may act as agent or to whom they may sell as principal, or both. As of the date of this Prospectus, the Company is not aware of any agreement, arrangement or understanding between any broker or dealer and any Selling Stockholder with respect to the offering and sale of the Offered Shares. The Selling Stockholders and any underwriters, brokers, dealers or agents to or through whom sales of the Offered Shares are made hereunder may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions or discounts or other compensation paid to such persons and any profit realized by such persons on the resale of Offered Shares as principals may be deemed to be underwriting compensation under the Securities Act.

           To the extent required, a Prospectus Supplement will be distributed, which will set forth the number of Offered Shares being offered pursuant thereto and the terms of such offering, including the names of the underwriters, any discounts, concessions, commissions and other items constituting compensation to underwriters, brokers, dealers or agents, the public offering price of the Offered Shares and any discounts, concessions or commissions allowed or reallowed or paid by underwriters to dealers.

           In order to comply with the securities laws of certain states, if applicable, the Offered Shares will be offered and sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Offered Shares may not be sold unless the Offered Shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and complied with.

           The Selling Stockholders may agree to indemnify any underwriter, broker, dealer or agent that participates in transactions involving sales of the Offered Shares against certain liabilities, including liabilities arising under the Securities Act.

           Any or all of the Offered Shares may be offered and sold pursuant to Rule 144 promulgated under the Securities Act rather than pursuant to this Prospectus.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

           THE FOLLOWING DISCUSSION IS A SUMMARY OF CERTAIN OF THE SIGNIFICANT FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER AND THE IMPACT THEREON OF THE OFFERING AND SALE OF THE OFFERED SHARES OFFERED HEREBY. NO RULINGS HAVE BEEN REQUESTED FROM THE IRS AND NO LEGAL OPINIONS WILL BE RENDERED WITH RESPECT TO SUCH SALE.

           THIS SUMMARY IS BASED ON THE TAX CODE, TREASURY REGULATIONS PROMULGATED AND PROPOSED THEREUNDER, JUDICIAL DECISIONS AND PUBLISHED ADMINISTRATIVE RULES AND PRONOUNCEMENTS OF THE IRS AS IN EFFECT ON THE DATE HEREOF. CHANGES IN SUCH RULES OR NEW INTERPRETATIONS THEREOF MAY HAVE RETROACTIVE EFFECT AND COULD THEREFORE SIGNIFICANTLY AFFECT THE TAX CONSEQUENCES DESCRIBED BELOW.

CERTAIN TAX ATTRIBUTES OF THE COMPANY AFTER CONSUMMATION OF THE PLAN

           THE MERGER. The Company believes that the Merger constituted a tax-free reorganization under both sections 368(a)(1)(G) and 368(a)(1)(A) of the Tax Code. Therefore, no gain or loss was recognized by J-Hawk as a result of the reorganization and the initial basis of the Company in the acquired assets should be the same as it was in the hands of J-Hawk immediately prior to the reorganization. The holding period for such assets will include the time during which J-Hawk held the assets.

           THE SPIN-OFF. Prior to the Effective Date, J-Hawk formed Combined Financial Corporation ("Combined Financial"), to which it transferred certain of its assets and assigned certain of its indebtedness, and distributed the stock of Combined Financial to its shareholders (the "Spin-off"). The Company believes that the transfer of these assets from J-Hawk to Combined Financial and the distribution of the Combined Financial stock by J-Hawk to its shareholders constituted a tax free spin-off under section 355 of the Tax Code. However, no private letter ruling from the IRS or opinion of counsel to that effect was sought or obtained, and there can be no assurance that the Company's position will be sustained. If the Company's position is sustained, then no gain or loss would be recognized by J-Hawk as a result of the Spin-off. If the Company's position is not sustained, gain or loss would be recognized in an amount equal to the difference between the fair market value of the assets transferred to Combined Financial and their adjusted basis at the time of the transfer, and any tax liability incurred by J-Hawk on the Spin-off would be inherited by the Company as a consequence of the Merger. The adjusted basis of J-Hawk's assets transferred in the Spin-off is estimated to be approximately $3 million and the Company believes that the fair market value of such assets is approximately the same. Accordingly, the Company believes there should not be any significant gain realized as a result of the consummation of the Spin-off.

However, it is possible that the IRS could contend both that the Spin-off is taxable to J-Hawk and that the value of the assets transferred is greater than the values assigned to such assets by J-Hawk. In such event, there might be federal income tax liability incurred by J-Hawk in connection with the Spin-off that would be inherited by the Company.

           UTILIZATION OF NET OPERATING LOSS CARRYFORWARDS AND OTHER TAX ATTRIBUTES UNDER TAX CODE SECTIONS 382, 383 AND 384. The Company believes it has available NOLs in the amount of approximately $610 million to offset future taxable income, although the federal income tax returns of the Company have not been audited by the IRS for several years and it is therefore possible that such NOLs could be adjusted on audit.

           The utilization of the Company's NOLs may be limited by section 382 of the Tax Code. In general, whenever there is a more than 50% ownership change of a debtor corporation during a three-year period, the ownership change rules in section 382 of the Tax Code limit the utility of NOLs on an annual basis to the product of the fair market value of the corporate equity immediately before the ownership change, multiplied by a hypothetical interest rate published monthly by the IRS called the "long-term tax-exempt rate." In any given year, this limitation may be increased by certain built-in gains realized after but accruing economically before the ownership change and the carryover of unused section 382 limitations from prior years. The long-term tax-exempt rate as of the Effective Date was 5.88%. Pursuant to section 383 of the Tax Code, the principles of section 382 similarly apply to certain other tax attributes (such as general business credits, minimum tax credits, foreign tax credits and capital loss carryovers).

           The harsh effect of the ownership change rules can be ameliorated by an exception that applies in the case of federal bankruptcy reorganizations. Under the so-called "section 382(1)(5) bankruptcy exception" to section 382, if the reorganization results in an exchange by qualifying creditors and stockholders of their claims and interests for at least 50% of the debtor's stock (in vote and value), then the general ownership change rules will not apply. Instead, the debtor will be subject to a different tax regime under which NOLs are not limited on an annual basis but are reduced by the amount of interest deductions claimed during the three taxable years preceding the date of the reorganization, and during the part of the taxable year prior to and including the reorganization, in respect of debt converted into stock in the reorganization.

           If the debtor would otherwise qualify for the section 382(l)(5) bankruptcy exception, but the NOL reduction rules thereby mandated would seriously reduce its NOL, the debtor may elect instead to be subject to the annual limitation rules of section 382, but is permitted to value the equity of the corporation for purposes of applying the formula by using the value immediately after the ownership change (by adding the value of the old loss corporation resulting from any surrender or cancellation of creditors' claims) instead of immediately before the ownership change ("section 382(l)(6) limitation").

           The Company believes that an ownership change occurred as a result of the consummation of the Plan. While the Company has the option to elect out of the section 382(l)(5) bankruptcy exception and instead rely on the section 382(l)(6) limitation, the

Company believes that (1) the Common Stock issued pursuant to the Plan satisfies the requirements of the section 382(l)(5) bankruptcy exception, and (2) the benefits of the section 382(l)(5) bankruptcy exception exceed the benefits of the section 382(l)(6) limitation. If the section 382(l)(5) bankruptcy exception applies, any further ownership change of the Company within a two-year period will result in forfeiture of all of the Company's NOLs incurred prior to the date of the second ownership change. See "-- Impact of the Offering and Sale of the Offered Shares."

           Because none of the mandatory reductions in NOLs required by the section 382(l)(5) bankruptcy exception apply under the Plan, the Company believes that section 382 should not limit, or otherwise reduce, the Company's approximately $610 million NOL. Investors should note that the amount of NOLs available to the Company is based on factual and legal issues with respect to which there can be no certainty. The amount of such NOLs is subject to audit and adjustment by the IRS and it is entirely possible that such NOLs could be significantly less than $610 million. Moreover, any future ownership change of the Company may result in the forfeiture or limitation of such NOLs.

           Aside from section 382 of the Tax Code, section 384 provides that, if the assets of a corporation are acquired by another corporation in a reorganization described in subparagraphs (A), (C) or (D) of section 368(a)(1) of the Tax Code, any built-in gain in the acquired assets that is recognized (i.e., the "recognized built-in gain") during the five-year period beginning on the acquisition date (i.e., the "recognition period") shall not be offset by any preacquisition loss (including NOLs and possible built-in losses). For purposes of applying this rule, the term "recognized built-in gain" means any gain recognized during the recognition period on the disposition of any asset except to the extent that it is established that (1) such asset was not held on the acquisition date or (2) such gain exceeds the excess (if any) of the fair market value of such asset on the acquisition date over the adjusted basis of such asset on such date. Moreover, any item of income which is properly taken into account for any recognition period taxable year but which is attributable to periods before the acquisition date shall be treated as a recognized built-in gain for the taxable year in which it is properly taken into account. The amount of the recognized built-in gains for any recognition period taxable year shall not exceed the "net unrealized built-in gain" (as defined in section 382(h) of the Tax Code) immediately before the acquisition date, reduced by the recognized built-in gains for the prior years ending in the recognition period which (but for the application of this rule) would have been offset by preacquisition losses.

           Although the IRS will likely take a contrary position, the Company intends to take the position that section 384 does not apply to limit the Company's ability to use its NOLs to offset any built-in gain which may be inherent in the assets acquired from J-Hawk. It is quite possible, however, that the IRS will successfully apply section 384. In this event, the Company will not be able to use its NOLs to offset any such recognized built-in gain.

           APPLICATION OF TAX CODE SECTION 269. Pursuant to section 269(a) of the Tax Code, the IRS may disallow a corporate tax benefit if the principal purpose for (1) an acquisition of 50% or more (in vote or value) of the stock of a corporation (see section 269(a)(1)) or (2) a tax-free acquisition, directly or indirectly, of property of another corporation, which corporation was not controlled by the acquiring corporation or its stockholders immediately prior to such acquisition (see section 269(a)(2)), is the evasion or avoidance of federal income tax by securing a corporate tax benefit that would not otherwise be available. Thus, in addition to the limitations on, and reductions in, tax attributes set forth in sections 382 and 384, the IRS may assert that section 269 authorizes it to disallow any future deduction of the Company's NOLs if section 269(a)(1) or section 269(a)(2) applies and the Plan is determined to have been structured principally for tax avoidance purposes. This determination is primarily a question of fact.

           Because certain J-Hawk shareholders purchased FCBOT common stock prior to the Effective Date such that J-Hawk shareholders' aggregate ownership of Common Stock on the Effective Date equalled or exceeded 50%, an acquisition of control may have occurred within the meaning of section 269(a)(1) of the Tax Code. Furthermore, even if such an acquisition of control did not occur, section 269 may nevertheless be rendered potentially applicable as a result of the Company's acquisition of J-Hawk (see section 269(a)(2)). In either case, the Company does not believe that section 269 will limit the utilization of the Company's NOLs because the Plan was structured primarily for business reasons and the Company will retain and carry on more than an insignificant amount of its pre-petition date active trade or business. Nonetheless, there can be no assurance that the IRS will not challenge (successfully or otherwise) the utilization of the Company's NOLs under section 269.

           ALTERNATIVE MINIMUM TAX. A corporation is required to pay alternative minimum tax to the extent that 20% of the "alternative minimum taxable income" ("AMTI") exceeds the corporation's regular tax liability for the year. AMTI is generally equal to regular taxable income with certain adjustments. For purposes of computing AMTI, a corporation is entitled to offset no more than 90% of its AMTI with NOLs (as computed for alternative minimum tax purposes). Thus, if the Company is subject to the alternative minimum tax in future years, a federal tax of 2% (20% of the 10% of AMTI not offset by NOLs) will apply to any net taxable income earned by the Company in future years that is otherwise offset by NOLs.

IMPACT OF THE OFFERING AND SALE OF THE OFFERED SHARES

           An "ownership change" of the Company will occur if, immediately after an "owner shift" involving a "5-percent shareholder," as those terms are defined in Section 382 of the Tax Code, the percentage of stock of the Company owned by one or more 5-percent shareholders has increased by more than 50 percentage points over the lowest percentage of stock owned by such shareholders at any time during the "testing period" (as defined in section 382(i)(1) of the Tax
Code). If that ownership change occurs within two years after the ownership change created as a result of the consummation of the Plan, then all or substantially all of the Company's NOLs would be eliminated. If such ownership change occurred during any testing period (generally, a period of up to three years) ending after such two year period, then from and after the date of such ownership change the annual limitation on the utility of the Company's NOLs would be an amount equal to the product of the long-term tax-exempt rate in effect for the month of such ownership change (the rate for August 1996 is 5.80%) and the value of the stock of the Company (as defined in Section 382 of the Tax Code) on such date.

           The mere filing or effectiveness of the Registration Statement of which this Prospectus is a part will not be considered in determining whether an ownership change has occurred. In addition, as set forth below, the acquisition or transfer of certain equity securities by certain stockholders of the Company requires the consent of the Board of Directors of the Company if it is to be effective.

           Based upon information available to the Company, the Company believes that of the Selling Stockholders, only Messrs. Hawkins and Sartain, and ATARA, are 5-percent shareholders within the meaning of section 382 of the Tax Code. See "Selling Stockholders." The sale of Offered Shares by any of such Selling Stockholders pursuant to this Prospectus would likely constitute an "owner shift involving a 5-percent shareholder" that could, in combination with other such owner shifts within any testing period, give rise to an ownership change. The sale of Offered Shares by any other Selling Stockholder pursuant to this Prospectus would not constitute such an owner shift, unless the shares sold are acquired by a 5-percent shareholder, or by a person who was a 5-percent shareholder at any time during the testing period.

           As set forth in the Company's Certificate of Incorporation, subject to certain limited exceptions (including the prior approval of the Board of Directors of the Company), during the period (the "Restricted Transfer Period") beginning on the Effective Date and ending on the earlier of (1) the expiration of 15 years after the Effective Date and (2) the first day of the taxable year of the Company to which no Tax Benefits (as such term is defined below) may be carried forward by the Company, the shares of Common Stock may not be sold or otherwise transferred to any transferee (including a group acting in concert) who directly or indirectly owns 4.75% or more of the outstanding shares of the Common Stock or any other class of securities of the Company similarly restricted or, after giving effect to the sale or transfer, would directly or indirectly own more than 4.75% of the outstanding shares of the Common Stock or any other class of securities of the Company similarly restricted. Similarly, during the Restricted Transfer Period, any transfer of shares of Common Stock by a transferor who directly or indirectly owns 5% or more of the outstanding shares of the Common Stock or any other class of securities of the Company similarly restricted is prohibited. "Tax Benefits" is defined under the Plan as net operating loss carryovers, capital loss carryovers, general business credit carryovers, alternative minimum tax carryovers, foreign tax credit carryovers and any net unrealized built-in losses.

           The Board of Directors of the Company, in exercising its powers under the Certificate of Incorporation, will take into account the potential impact of any transfer of the Offered Shares on the Company's NOLs.


                                     EXPERTS

           The audited financial statements of the Company and its subsidiaries, the WAMCO Partnerships and the Liquidating Trust and its subsidiaries incorporated by reference into this Prospectus have been audited by KPMG Peat Marwick LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

                                  LEGAL MATTERS

           The validity of the Offered Shares offered hereby will be passed upon for the Company by Weil, Gotshal & Manges LLP, Houston, Texas.

                              --------------------

           NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING STOCKHOLDER OR ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR ANY OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY OFFER OR SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                              --------------------

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

Securities and Exchange Commission Registration Fee....    $              26,330
Accounting fees and expenses...........................                    5,000
Legal fees and expenses................................                   40,000
Miscellaneous..........................................    $               5,000
                                                           ---------------------
     Total.............................................    $              76,330
                                                           =====================


           All fees and expenses listed above, other than the Securities and Exchange Commission Registration Fee, are estimates. The fees and expenses listed above will be paid by the Company.


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

           The Company's Certificate of Incorporation provides that each person who was or is made a party to, or testifies in, any threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the Company (or was serving at the request of the Company as a director, officer, employee or agent for another entity) will be indemnified by the Company, to the full extent permitted by the Delaware General Corporation Law (the "DGCL").

           Under Section 145 of the DGCL, a corporation may indemnify a director, officer, employee or agent of the corporation against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. In the case of an action brought by or in the right of a corporation, a corporation may indemnify a director, officer, employee or agent of the corporation against expenses (including attorneys' fees) actually and reasonably incurred by him or her if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless a court finds that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper.

           The Certificate of Incorporation provides that a director of the Company shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except (i) for breaches of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or involving intentional misconduct or known violations of law, (iii) for the payment of unlawful dividends or unlawful stock purchases or redemptions, or (iv) for transactions in which the director received an improper personal benefit. The Certificate of Incorporation further provides that neither amendment nor repeal of such provision nor the adoption of any term of the Certificate of Incorporation inconsistent with such provision shall eliminate or reduce the effect of such provision in respect of any matter occurring, or any cause of action, suit or claim that, but for such provision, would accrue or arise, prior to such amendment, repeal or adoption of such inconsistent provision.

           The foregoing summaries are necessarily subject to the complete text of the statutes and the Certificate of Incorporation referred to above and are qualified in their entirety by reference thereto.


ITEM 16.  EXHIBITS.


           EXHIBIT
             NO.    DESCRIPTION
             ---    -----------

             2.1 Joint Plan of Reorganization by First City Bancorporation of Texas, Inc., Official Committee of Equity Security Holders and J-Hawk Corporation, with the Participation of Cargill Financial Services Corporation, Under Chapter 11 of the United States Bankruptcy Code, Case No. 392-39474-HCA-11 (incorporated herein by reference to Exhibit 2.1 of the Registrant's Form 8-K dated July 3, 1995 filed with the Commission on July 18, 1995).

             2.2 Agreement and Plan of Merger, dated as of July 3, 1995, by and between First City Bancorporation of Texas, Inc. and J-Hawk Corporation (incorporated herein by reference to Exhibit 2.2 of the Registrant's Form 8-K dated July 3, 1995 filed with the Commission on July 18, 1995).

             4.1 Amended and Restated Certificate of Incorporation of the Registrant (incorporated herein by reference to Exhibit 3.1 of the Registrant's Form 8-K dated July 3, 1995 filed with the Commission on July 18, 1995).

             4.2 Bylaws of the Registrant (incorporated herein by reference to Exhibit 3.2 of the Registrant's Form 8-K dated July 3, 1995 filed with the Commission on July 18, 1995).

             4.3 Warrant Agreement, dated July 3, 1995, by and between the Registrant and American Stock Transfer & Trust Company, as Warrant Agent (incorporated herein by reference to Exhibit
                    4.2 of the Registrant's Form 8-K dated July 3, 1995 filed with the Commission on July 18,
                    1995).

             5.1*   Opinion of Weil, Gotshal & Manges LLP.

             23.1 Consent of Weil, Gotshal & Manges LLP (contained in Exhibit 5.1).

             23.2*  Consent of KPMG Peat Marwick LLP.

             24.1 Power of Attorney (set forth on the signature page to the Registration Statement).

- ------------------------
*          Filed herewith.



ITEM 17.   UNDERTAKINGS.

           (a)       The undersigned Registrant hereby undertakes:

                     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                                   (i)  To include any prospectus required by
                                        Section 10(a)(3) of the Securities Act
                                        of 1933, as amended;

                                   (ii) To reflect in the prospectus any facts
                                        or events arising after the effective
                                        date of the Registration Statement (or
                                        the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

                                   (iii)To include any material information
                                        with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

                               provided, however, that paragraphs (a)(1)(i) and
                               (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended, that are incorporated by reference in the Registration Statement.

                     (2) That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

           (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended), that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

           (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 15 above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

                                   SIGNATURES

           Pursuant to the requirements of the Securities Act of 1933, as amended, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Waco, State of Texas, on August 16, 1996.

                                           FIRSTCITY FINANCIAL CORPORATION



                                           By: /s/ James R. Hawkins
                                               ---------------------------------
                                                   James R. Hawkins
                                                   Chairman of the Board and
                                                   Chief Executive Officer


                                POWER OF ATTORNEY

       Each person whose signature appears below hereby constitutes and appoints James R. Hawkins and James T. Sartain, and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and in his name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or his or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

           Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                      SIGNATURE                                                 TITLE                                DATE
                      ---------                                                 -----                                ----



/s/ James R. Hawkins                                                 Chairman of the Board, Chief               August 16, 1996
- -----------------------------------------------------               Executive Officer and Director
James R. Hawkins                                                    (Principal executive officer)


/s/ Matt A. Landry, Jr.                                            Executive Vice President, Chief              August 16, 1996
- -----------------------------------------------------               Financial Officer and Director
Matt A. Landry, Jr.                                                (Principal financial officer and
                                                                    principal accounting officer)


/s/ James T. Sartain                                                           Director                         August 16, 1996
- -----------------------------------------------------
James T. Sartain

/s/ Rick R. Hagelstein                                                         Director                         August 16, 1996
- -----------------------------------------------------
Rick R. Hagelstein

/s/ Richard E. Bean                                                            Director                         August 16, 1996
- -----------------------------------------------------
Richard E. Bean

/s/ C. Ivan Wilson                                                             Director                         August 16, 1996
- -----------------------------------------------------
C. Ivan Wilson



                                  EXHIBIT INDEX



     EXHIBIT
       NO.          DESCRIPTION
       ---          -----------

       2.1 Joint Plan of Reorganization by First City Bancorporation of Texas, Inc., Official Committee of Equity Security Holders and J-Hawk Corporation, with the Participation of Cargill Financial Services Corporation, Under Chapter 11 of the United States Bankruptcy Code, Case No. 392-39474-HCA-11 (incorporated herein by reference to Exhibit 2.1 of the Registrant's Form 8-K dated July 3, 1995 filed with the Commission on July 18, 1995).

       2.2 Agreement and Plan of Merger, dated as of July 3, 1995, by and between First City Bancorporation of Texas, Inc. and J-Hawk Corporation (incorporated herein by reference to Exhibit 2.2 of the Registrant's Form 8-K dated July 3, 1995 filed with the Commission on July 18, 1995).

       4.1 Amended and Restated Certificate of Incorporation of the Registrant (incorporated herein by reference to Exhibit 3.1 of the Registrant's Form 8-K dated July 3, 1995 filed with the Commission on July 18, 1995).

       4.2 Bylaws of the Registrant (incorporated herein by reference to Exhibit 3.2 of the Registrant's Form 8-K dated July 3, 1995 filed with the Commission on July 18, 1995).

       4.3 Warrant Agreement, dated July 3, 1995, by and between the Registrant and American Stock Transfer & Trust Company, as Warrant Agent (incorporated herein by reference to Exhibit 4.2 of the Registrant's Form 8-K dated July 3, 1995 filed with the Commission on July 18, 1995).

       5.1*   Opinion of Weil, Gotshal & Manges LLP.

       23.1   Consent of Weil, Gotshal & Manges LLP (contained in Exhibit 5.1).

       23.2*  Consent of KPMG Peat Marwick LLP.

       24.1 Power of Attorney (set forth on the signature page to the Registration Statement).


- ------------------------
*          Filed herewith.